
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Woofy Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 28, 2016

Physical address of issuer
26 West 61st, Fifth Floor, New York, New York 10023

Website of issuer
www.hellowoofy.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Safe Securities to be offered

100,000

Price (or method for determining price)

$1.00

Target offering amount

$100,000 USD

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000 USD

Deadline to reach the target offering amount

April 30, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end (12-31-2018)	Prior fiscal year-end (12-31-2017)
Total Assets	$538.05	$96,528.74
Cash & Cash Equivalents	$538.05	$96,528.74
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$272,500.00	$257,500.00
Revenues/Sales	$0	$1,245.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$90,190.00	-$123,347.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Arjun Rai	
(Signature)	
Arjun Rai	
(Name)	
President, Director	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arjun Rai	
(Signature)	
Arjun Rai	
(Name)	
President, Director	
(Title)	
February 12, 2020	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

<p style="text-align:center">**February 12, 2020**</p>



<p style="text-align:center">**Woofy Inc.**</p>

Up to $ 1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Woofy Inc. ("Woofy", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (herein the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $100,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $100,000 by April 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at hellowoofy.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/hellowoofy

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Woofy Inc. is a Delaware corporation, incorporated on September 28, 2016.

The Company is located at 26 West 61st, Fifth Floor, New York, New York 10023

The Company's website is hellowoofy.com.

The Company conducts business in all jurisdictions.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC d/b/a Republic website under https://republic.co/hellowoofy and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	$100,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	100,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100+
Offering deadline	April 30, 2020
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 31

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$ 1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our limited history makes the prospects of realizing a successful business model wholly speculative.
We are a seed-stage company and have little operating history or operating results. We are a seed-stage company and have little operating history or operating results. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds of this and potentially other offerings in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and a loss of your entire investment.

We depend on certain key personnel, including senior executives.
Our future success depends on the efforts of key personnel. Arjun Rai is our founder and CEO managing many aspects of the business from product to tech to fundraising etc. The loss of his services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified

personnel, and it cannot be assumed we will be able to attract or retain qualified personnel. There can be no guarantee of our future performance and you may lose your entire investment.

We are making forward looking statements.
This Form C includes certain forward-looking statements and our estimates with respect to anticipated business prospects and financial performance. These estimates reflect various assumptions of our management that may or may not prove to be correct. Our current expectations are subject to the uncertainties and risks associated with new ventures including, but not limited to, market conditions, successful product development and acceptance, competition and overall economic conditions, and thus there is a substantial risk of the loss of your entire investment. Furthermore, even if we are able to develop and deploy our products and services, we cannot ensure a profitable return on investment.

Nothing herein should be relied upon as a promise of our future performance.
Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.
Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business. Changes to foreign, state, and local laws governing privacy, customer data, integration of partners or their use of data, and changes in payment system or partnering requirements could all have adverse impacts.

Our additional financing requirements could result in dilution to existing equity holders.
The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders. Additionally, the Company may amend its creation documents to permit it to have more shares than it presently does. Rights of first-purchase or rights of first refusal can also impact dilution and approval requirements for stock issuance.

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.
There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market. We may face significant competition in our markets, including new competition from other companies. We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become

equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source.

Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF THE INVESTOR'S ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
HelloWoofy.com / Woofy.ai / EmojiData.ai (part of Woofy, Inc.) is a data science driven marketing platform and research based software startup providing expert marketing tools to marketing professionals and non-professionals.

Business Plan
HelloWoofy.com is a data science driven marketing platform with a focus on helping small to medium sized businesses compete with larger corporations with unlimited marketing budgets. The platform allows customers to do this by optimizing social media posts (suggestions the right words, hashtags, images and even emojis programmatically). The company's focus on bringing together design and data science in one easy to use dashboard will lead its efforts to create other product lines to further advance the mission to support small to medium sized companies.

HelloWoofy.com is comprised of several key stakeholders that serve in an advisor, investor or a founder capacity that will drive the future of the business forward. Each individual has over 5-10 years of experience within their relevant field and combined over 60+ years of experience on board (from data science, copywriting, marketing, branding, finance, legal and more). The company's success is based on the wide adoption of the main marketing platform as well as the newly launched API call based business, EmojiData, to enterprises or medium sized companies (finding the best words, emojis via autocomplete). Both efforts will drive significant value for customers.

The company aims to target small to medium sized businesses via several outlets including organic in bound marketing, paid marketing, referral marketing and more. The focus on customer segment allows the company to create very specific marketing messages and A/B test effective campaigns in order to further drive down the CAC (customer acquisition costs). Customers such as these are in need of solutions such as HelloWoofy.com in order to have a fighting chance against larger more established and well-funded competitors that often times outspend or have better data to make data driven decisions.

The marketplace HelloWoofy.com is going after is estimated at $19B while the company has also uniquely identified marketplaces where the Company's autocomplete technology could profoundly help non English speaking or English as a second language speakers within the marketing field. Revenues will be generated on a SaaS basis with discounts given to customers paying for a longer term commitment (for example 6-12 month subscriptions). EmojiData.ai will charge enterprise customers on an API call basis pricing with similar discounts on longer term or larger API call allotments for the client.

Currently, HelloWoofy.com and EmojiData.ai are both available and ready to be used by customers from all over the world. With over 65 customers on the marketing dashboard, the company expects to continue adding customers and iterating on the product based on cutting edge research and development as well as customer feedback. Commercialization of the various patent pending and other technologies will allow the company to stay ahead of competition and provide a great experience to customers.

History of the Business
The Company was founded by Arjun Rai. The Company was incorporated in Delaware on September 28, 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
HelloWoofy.com	Data science-driven marketing platform to help businesses optimize, schedule and post social media content.	Small- to medium-sized businesses
EmojiData.ai	Proprietary API for recommending optimal words, hashtags and emojis for enterprise customers to incorporate within their own content-distribution platforms (e.g., email providers, newsletter creation platforms, note-taking apps, etc.).	Enterprise businesses

Competition
Our main competitor, Hootsuite, within our category is a $1B company based in Canada with an offering for social media scheduling while our closest competitor, MeetEdgar, is based in England (formerly Austin, TX). Both of these companies and others similar fail to offer data driven or data science driven marketing and social media

management solutions to assist with the creation, optimization and scheduling of social media or marketing related content.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our products seek to distinguish ourselves by integration of products into a future-looking platform driven by data science not employed fully by our competitors. If they were like Palm Pilots, we present the smart phone.

Customer Base
Current customer base resides at 60+ companies and individuals with a mix of paid and free introductory tiers.

Supply Chain
The Company does not have a traditional supply chain due to the nature of its operations.

Intellectual Property
The Company has filed for two patents and four trademarks with the United States Patent and Trademark Office.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/ Organization
U.S. Patent App. No. 16/684,049	Full Non Provisional	Emoji Recommendation System and Method	Nov 14, 2019	USA
U.S. Patent App. No. 16/684,116	Full Non Provisional	Content Similarity Determination System and Method	Nov 14, 2019	USA

Trademarks

Application or Registration #	First Use of Goods and Services	Mark	File Date	Grant Date	Country
88693092	At least as early as Apr. 2017	**"WOOFY"** standard characters	Nov 14, 2019	n/a	USA
88693099	At least as early as Apr. 2017	hello *Woofy*	Nov 14, 2019	n/a	USA
88693100	N/a (filed under Sec. 1(a) on "intent to use" basis)	emojidata	Nov 14, 2019	n/a	USA
88693095	At least as early as Apr. 2017	Woofy	Nov 14, 2019	n/a	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None current, known or threatened. Litigation is always a risk, and can be filed without prior notice. To mitigate this risk, the Company has an experienced legal counsel with expertise in litigation on its advisory board.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$64,200
Deferred Developer Fees	30.00%	$30,000	3.84%	$41,000
Deferred Legal Fees	22.00%	$22,000	3.55%	$38,000
Engineering/Product /PM Talent	36.00%	$36,000	31.94%	$341,758
General Working Capital/Misc.	6.00%	$6,000	5.37%	$57,478
Estimated Accounting Related Fees	1.20%	$1,200	5.00%	$53,500
Estimated Marketing Related Fees	12.00%	$12,000	4.67%	$50,000
Estimated Sales Related Fees	1.00%	$1,000	1.87%	$20,000
Estimated Operations Fees	1.00%	$1,000	4.67%	$50,000
Estimated Office Rental	6.80%	$6,800	1.57%	$16,800
Reserve Capital (beyond 12 months)	0.00%	$0	31.52%	$337,264
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if economic conditions alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arjun Rai	Founder, CEO, Director	CEO (Sales, Fundraising, Product Owner, Investor Relations etc)	Undergraduate Degree in Small Business and Entrepreneurship (NYIT)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any W-2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Class E Common Stock
Amount Outstanding/Par Value	900,000 / $0.0001
Voting Rights	Each holder of record of Class E Common Stock is entitled to one vote for each share of such stock. Except as expressly provided by the Company's certificate of incorporation or by law, the holders of Class E Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Class E shareholders have certain voting rights, such as the right to appoint majority of the Board of Directors. In addition, as long as there are Class E shares outstanding, the following actions must be approved by a majority of Class E shareholders: amend, alter, or repeal the Company's certificate of incorporation or bylaws; create, authorize, or issue debt securities; transfer stock to any subsidiary that is not wholly- owned by the Company; amend any existing or approve any new stock option plan; change the authorized number of directors; create, authorize or issue any new class or series of capital stock; hire or terminate any senior executive officers of the Company; and liquidate or dissolve of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.3%

Type of security	Class A Common Stock
Amount Outstanding/Par Value	76,300 (1,600,000 authorized) / $0.0001
Voting Rights	Each holder of record of Class A Common Stock is entitled to one vote for each share of such stock. Except as expressly provided by the Company's certificate of incorporation or by law, the holders of Class A Common Stock shall at all times vote together with the holders of Class E Common Stock as a single class.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors could issue additional already-authorized shares of Class A Common Stock at a later date, and such future issuance may be dilutive and could adversely affect the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.9%

Type of security	Convertible Notes
Amount Outstanding/Face Value	$262,500 ($288,428 including accrued interest*)
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of capital stock of the Company with gross proceeds of at least $1,000,000), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale of substantially all of the Company's assets or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or upon the noteholders' election on or after maturity. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 20% less than the price paid by investors in the qualified equity financings or a share price based on a $3,000,000 pre-money valuation, whichever is less (except upon election on or after maturity, in which case conversion will occur at a price per share based on a $3,000,000 pre-money valuation). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holders of the Convertibles Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the Convertible Notes would be approximately 8.5%.

*Interest accrual calculated as of January 2, 2020.

Type of security	Convertible Note
Amount Outstanding/Face Value	$10,000 ($10,076 including accrued interest*)
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	The noteholder has entered into a side letter agreement with the Company giving the holder the right to purchase 25% of any new securities issued by the Company for capital-raising purposes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of preferred capital stock of the Company with gross proceeds of at least $1,000,000) prior to maturity, the Convertible Note (plus any accrued but unpaid interest thereon) will convert into the preferred stock of the Company offered in such financing. The Convertible Note may also convert into capital stock of the Company upon the noteholder's election. The Convertible Note will convert into equity securities of the Company at a price per share equal to $2,000,000 divided by the Company's fully-diluted capitalization (or, in the case of conversion in connection to an equity financing, the lowest price paid by investors in such financing, if such amount is less). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holder of the Convertibles Note assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Convertible Note would be approximately 0.4%.

*Interest accrual calculated as of January 2, 2020.

Type of security	Convertible Note
Amount Outstanding/Face Value	$20,000 ($20,000 including accrued interest*)
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	The noteholder has entered into a side letter agreement with the Company giving the holder the right to purchase 25% of any new securities issued by the Company for capital-raising purposes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of preferred capital stock of the Company with gross proceeds of at least $1,000,000) prior to maturity, the Convertible Note (plus any accrued but unpaid interest thereon) will convert into the preferred stock of the Company offered in such financing. The Convertible Note may also convert into capital stock of the Company upon the noteholder's election. The Convertible Note will convert into equity securities of the Company at a price per share equal to $2,000,000 divided by the Company's fully-diluted capitalization (or, in the case of conversion in connection to an equity financing, the lowest price paid by investors in such financing, if such amount is less). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holder of the Convertibles Note assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Convertible Note would be approximately 0.4%.

*Interest accrual calculated as of January 17, 2020.

Type of security	KISS (Keep It Simple Securities)
Amount Outstanding/Face Value	$100,000
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a qualified equity financing (an equity financing of preferred capital stock of the Company with gross proceeds of at least $1,000,000), the KISS will convert into either the preferred stock offered in such financing or a shadow series with identical terms except for a liquidation preference equal to the KISS conversion price. The KISS may also convert into common stock of the Company upon certain corporate transactions (a sale of substantially all of the Company's assets or securities representing over 50% of the Company's voting power, a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company, or liquidation or dissolution of the Company) or into Series Seed Preferred Stock (containing substantially the same terms and provisions set forth in the most recent version of the Series Seed financing documents posted at www.seriesseed.com) upon election of the KISS holders on or after maturity. The KISS will convert into preferred stock of the Company at a price per share equal to $3,000,000 divided by the fully-diluted capitalization of the company (or, in the case of a qualified equity financing, 20% less than the price paid by investors in the financing, if such amount is lower). The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holders of the KISS assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the KISS were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the KISS would be approximately 2.9%.

In addition to the Convertible Notes as described above and below, the Company has the following debt outstanding:

Type of debt	Revolving Credit
Amount outstanding	$64,000
Interest Rate and Amortization Schedule	0% until Mar. 1, 2021then 20%
Description of Collateral	The debt is unsecured
Other Material Terms	None
Maturity Date	Revolving

Type of debt	Convertible Notes
Amount outstanding	$262,500 ($288,428 including accrued interest*)
Interest Rate and Amortization Schedule	6% interest compounded annually, convertible in the event of a change in control or qualified financing or upon holder's election on or after maturity
Description of Collateral	The debt is unsecured
Other Material Terms	Upon maturity, the holders may demand repayment of Note principal and accrued interest, which is payable in six equal quarterly installments beginning on the first day of the first quarter following such demand
Maturity Dates	Apr. 2019 (notes with aggregate principal of $172,500) May 2021 (note with principal of $25,000) Dec. 2021 (notes with aggregate principal of $65,000)

Type of debt	Convertible Note
Amount outstanding	$10,000 ($10,076 including accrued interest*)
Interest Rate and Amortization Schedule	5% interest compounded annually, convertible in the event of a change in control or qualified financing or upon holder's election on or after maturity
Description of Collateral	The debt is unsecured
Other Material Terms	None
Maturity Date	November 2020

*Interest accrual calculated as of January 2, 2020.

In addition to the securities above, which all took place within the last three years we have made the following other issuances of securities within the last three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$50,000	Operations, product development and administrative	Apr. 10, 2017	Section 4(a)(2)
KISS	$50,000	Operations, product development and administrative	Sep. 18, 2017	Section 4(a)(2)
KISS	$50,000	Operations, product development and administrative	Oct. 16, 2017	Section 4(a)(2)
Convertible Note	$100,000	Operations, product development and administrative	Nov. 2, 2017	Section 4(a)(2)
Convertible Note	$5,000	Operations, product development and administrative	Dec. 7, 2017	Section 4(a)(2)
Convertible Note	$15,000	Operations, product development and administrative	May 9. 2018	Section 4(a)(2)
Convertible Note	$25,000	Operations, product development and administrative	May 17, 2019	Section 4(a)(2)
Convertible Note	$10,000	Operations, product development and administrative	Nov. 6, 2019	Section 4(a)(2)
Convertible Note	$25,000	Operations, product development and administrative	Dec. 6, 2019	Section 4(a)(2)
Convertible Note	$15,000	Operations, product development and administrative	Dec. 6, 2019	Section 4(a)(2)
Convertible Note	$25,000	Operations, product development and administrative	Dec. 16, 2019	Section 4(a)(2)
Convertible Note	$20,000	Operations, product development and administrative	Jan. 17, 2020	Section 4(a)(2)

Valuation
Based on the offering price of the Securities, there has been no pre-offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Approximately 82% of the common stock of the Company is owned by Arjun Rai, whose shares are fully vested. The remaining 18% are owned by 8 other co-founders and service providers.

Below the beneficial owners of **20% percent or more** of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Arjun Rai	800,000 shares of Class E Common Stock	81.94%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

The other insiders at this time who are on the cap table are Roger Marion, Bonnie Halper, Ramon Ray and Jodie Green, Advisors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: launch of Android app and Google extension in Q1 2020, 15,000 users by Q4 2020, revenue positive by end of 2020,

Liquidity and Capital Resources

The proceeds of the offering are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as of February 3, 2020 we have $32,085.90 cash on hand, which will be augmented by the Offering proceeds, and plan to continue to deploy such capital toward continued growth and fulfillment of our business plan. Prior to the Offering, the Company has about six to 12 months of liquid assets to continue operations at the current rate of expenditures. While it is possible to control and reduce this rate, such changes may adversely affect our ability to sustain our growth and implement our business plan Therefore, the Company expects to require additional financing in excess of the proceeds from the Offering in order to sustain continued investment in growth over the next 12 months. The Company does not presently have any additional sources of capital other than the proceeds from the Offering and currently generates limited revenue from ongoing operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by April 30, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 2,500,000 shares of common stock, par value $0.0001 per share, with 1,600,000 shares designated as Class A Common Stock, of which 76,300 will be issued and outstanding, and 900,000 shares designated as Class E Common Stock, of which 900,000 will be issued and outstanding, and (ii) 500,000 shares of undesignated preferred stock, par value $0.0001 per share, of which none will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option

of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "Major Investors") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted. The Company does not have any Company-wide voting agreements in place. The Company does not have any shareholder/equity holder agreements in place other than ordinary subscription agreements.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Company reserves the right, but not an obligation to require Potential Investors for disclosure of know-your-customer or source of investment funds inquiries. By investment, each Potential Investor represents that such invested funds are not subject to any restriction from expenditure, are derived from legal sources and such funds legally entered the United States.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Arjun Rai, Director invested and owns 800,000 shares of Class E Shares of the Company. Co-founder and former Director Matthew Friedberg invested and owns 100,000 shares of Class E Shares of the Company.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements include the business plan herein and may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Woofy Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Prepared by:



TaxDrop LLC

A New Jersey CPA Group

Financial Statements

Woofy Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 11, 2019

To: Board of Directors of Woofy, Inc.
        Attn: Arjun Rai, CEO

Re: 2017 and 2018 Financial Statement Review
        Woofy, Inc.

We have reviewed the accompanying financial statements of Woofy, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Group

WOOFY INC.
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

ASSETS		2018		2017
Current Assets				
Cash and cash equivalents	$	538	$	96,529
				$
Total Assets	$	538		96,529
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
		$		
Convertible Notes		272,500	$	0
Accrued Interest		13,683		0
Total Current Liabilities		286,183		0
Long Term Liabilities				
Convertible Notes		0		257,500
Accrued Interest		0		3,333
Total Long Term Liabilities		0		260,833
Total Liabilities		286,183		260,833
STOCKHOLDERS' EQUITY				
Common Stock: Class A Shares, par value $0.0001 per share authorized 1,600,000 shares issued and outstanding 900,000 shares		90		90
Common Stock: Class E Shares, par value $0.0001 per share Authorized 900,000 shares, issued and outstanding 1,000 shares		0		0
Retained Earnings (Deficit)		(285,735)		(164,394)
Total Stockholders' Equity		(285,645)		(164,304)
				$
Total Liabilities and Stockholders' Equity	$	538		96,529

See Independent Accountants Review Report and Notes to Financial Statements

WOOFY INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	**2017**
Revenues	$ 0	$ 0
Operating expenses		
General and administrative	68,018	90,730
Sales and marketing	0	7,579
Salaries	42,973	55,767
Total operating expenses	110,991	154,076
Net Operating Income (Loss)	(110,991)	(154,076)
Interest expense	10,350	3,333
Net Income (Loss)	(121,341)	$(157,409)

WOOFY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2018 and 2017
(Unaudited)

	Class A Stock		Class E Stock		Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
Balance as of January 1, 2017	0	$ 0	900,000	$ 90	$ (6,985)	$ (6,895)
Net Income (Loss)	0	0	0	0	(157,409)	(157,409)
Balance as of December 31, 2017	0	0	900,000	90	(164,394)	(164,304)
Issuance of Common Stock	1,000	0	0	0	0	0
Net Income (Loss)	0	0	0	0	(121,341)	(121,341)
Balance as of December 31, 2018	1,000	$ 0	900,000	$ 90	$ (285,735)	$ (285,645)

WOOFY INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Cash flows from operating activities		
	$	$
Net Income (Loss)	(127,191)	(157,409)
Decrease in accrued expenses	0	(4,395)
Interest expense	10,350	3,333
Net cash used in operating activities	(110,991)	(158,471)
Cash flows from financing activities		
Issuance of convertible notes	15,000	255,000
Net change in cash and cash equivalents	(95,991)	96,529
Cash and cash equivalents at beginning of period	96,529	0
Cash and cash equivalents at end of period	$ 538	$ 96,529

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

WOOFY INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on September 28, 2016 ("Inception") in the State of Delaware. The Company offers social media marketing on a subscription basis. The company is in the development stage and has generated no revenue as of December 31, 2018.

Since Inception, the Company has relied on funds received from its founders and the issuance of SAFE notes to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities. If the Company cannot secure additional short-term capital or continue to generate revenue from operating activities the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $538 and $96,529 in cash and cash equivalents, respectively.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Fixed Assets

Fixed assets are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the company had no fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. The Company's revenue comes from customers subscribing on the website, where they get a two-week free trial. At the end of the free trial they are charged for their subscription. Revenue is recognized in the period that the subscription is active.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2018, the Company had no accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The company does not yet have an equity-based compensation plan.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – CONVERTIBLE NOTES

In 2017 The Company issued $255,000 of 6% unsecured convertible notes due April 1, 2019. Accrued interest will be due April 1, 2019 if the notes do not covert prior to April 1, 2019. In 2018 The Company issued $15,000 of 6% unsecured convertible notes due May 9, 2020. Accrued interest will be due May 9, 2020 if the notes do not covert prior to maturity.

The notes totaling $270,000 are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a

Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018 the notes have not converted.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity:

Common Stock

Common Stock consists of Class A Common Stock, par value $0.0001 per share, and Class E Common Stock, par value $0.0001 per share. The Company has the authority to issue 1,600,000 shares of Class A Common Stock, and 900,000 shares of Class E Common Stock.

Preferred Stock

The Company has the authority to issue 500,000 shares of undesignated preferred stock, par value $0.0001 per share.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the years ending December 31, 2018 and 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In 2019 the Company issued unsecured convertible notes totaling $35,000. Note totaling $10,000 has an interest rate of 5%, and a maturity date of November 6, 2020. Note totaling $25,000 has an interest rate of 6% and a maturity date of May 17, 2021. Note totaling $15,000 has an interest rate of 6%, and a maturity date of December 3, 2021.

Anticipated Crowdfunded Offering

The Company is offering up to $1,070,000 in Simple Agreements for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.
.
Management's Evaluation

Management has evaluated subsequent events through December 11, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: Woofy, Inc.

Date: _____11 / 15 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Woofy, Inc., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____11 / 15 / 2019_____, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____11 / 15 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

    a)   Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    b)   Additional information that you have requested from us for the purpose of the review.

    c)   Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

    ●   Management,

    ●   Employees who have significant roles in internal control, or

    ●   Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Name:

Arjun Rai

Signature:

Title:

Founder + CEO

EXHIBIT D
Offering Page found on Intermediary's Portal.





Republic

Company Name HelloWoofy.com

Logo



Headline Marketing Driven by AI + Data Science

Cover photo



Graphic Design Tools for All Social Media Platforms
AI
Drag and Drop Marketing Campaign Launcher
Data Science
Support Small Businesses
Discover Content
VOICE CONTROL
Woofy.ai
PREDICTIVE LINGUISTICS
EMOJI SEARCH ENGINE

**Hero
Image**



Tags   Immigrant Founders, Tech, AI, Social Media, Data, B2B

**Pitch
text**

Summary

- 🔬 Social media marketing platform driven by AI + data science
- 👥 1050+ B2B customers; 6,000 potential B2B customer leads worldwide
- 💰 $600/yr avg revenue per customer; 75%+ average gross margin
- 💵 $30,000+ sales in Q4 2019; 🌏 $19B addressable market
- 🚀 850k potential customers targeted (AppSumo campaign launch: see below)
- 📊 300k/m API calls made using HelloWoofy advance AI API tech: EmojiData.ai
- ✅ 10+ hours a week a typical marketer can save; improve the bottom line

Problem

👉 Until now, finding, managing and optimizing content o budget has NOT been smart nor simple 🚀

Entrepreneurs and marketers running a small or medium sized business know **it takes time and resources to effect curate, schedule and optimize marketing content** not just once, but on an ongoing basis. Whether you're trying to assets, run campaigns on social media platforms, build ads, etc--it can all take ① time, ② staff, ③ funds to implement maintain. Plus, once you start, there's always the need to keep up with the latest and trending content. 🔝

HelloWoofy.com vs Traditional Platforms 🤔


ADD NEW
MANAGE TEAMS
WATCH DEMO

HelloWoofy.com Smart Marketing Dashboard


Woofy Beta
HOME
DISCOVER
LIBRARY
CALENDAR
ANALYTICS
SETTINGS
My calendar
Hi, Arjun Rai!
Let's engage more?
Add Content
40
TOTAL POSTS
14
SCHEDULED POSTS
4
DRAFT POSTS SAVED
CREATE CAMPAIGN (MULTI POST)
CREATE SINGLE POST
SAVED DRAFT POSTS
Hashtag Playlists
Entrepreneur Hashtags
#VENTUR...
#STARTU...
#LEADER...
#ANGELI...
#INCUBA...
ADD NEW
#MEDIA
#INSPIRA...
All Team
Steve Hayden
Reese Witherspoon
Steve Jobs
Anne Hathaway
MANAGE TEAMS
WATCH DEMO
VS

Poor UI, UX

Traditional platforms are **designed linearly or extremely complicated** to the point of uselessness for most creative c marketers at small to medium sized businesses. ❌

Lack of insights at affordable price point

Lower end tools are inexpensive but **lack the insights marketers need** to understand how to improve their efforts ne a marketing post do really well (or not)? Was it the words used? The spacing? The images used in terms of the size or image? The emojis used? Was it the hashtags? ...these and other questions remain unanswered, **leaving marketers t themselves when competing against companies with "unlimited" marketing budgets**. 😞

Higher end tools provide some semblance of intelligence but still **force marketers to initiate the improvements** to m campaigns themselves...**manually**. In fact, at this level, marketers typically pay $30,000-$100,000 a year and still are lef gruntwork and in most cases, "wing it". 😕

Until now... 😎

HelloWoofy.com saves the day



Social media marketing is one of the primary ways businesses reach new customers and raise awareness for their pro
services. One of the most scalable methods as well. With all of the platforms and channels available, using social med
helps should be easy, intuitive and data driven/intelligent.

Review:

1. ✅ HelloWoofy.com is a data science driven marketing platform for small to medium sized businesses
2. ✅ Traditional platforms lack insights or intelligence, are too expensive and don't reduce the gruntwork

Solution

👉 HelloWoofy.com: the best of today with the tech of tor
🥇


Woofy is your **personal social media manager driven by data science** or specifically, artificial intelligence. It's simpl
and has everything integrated into one dashboard to help you **manage multiple social media networks**, keep your c
organized and allow **copywriters to become 10x more efficient**. 🏆

Autocomplete for marketing text / copywriting (in English and coming soon with m
languages) - patent pending

Real time contextually relevant emoji recommendations (rapid analysis of 3,000+ er patent pending

Result:

“I love this amazing video on dogs and cats 🐱 🐶 ”

Our **predictive AI technology** also **helps generate content from the sources you provide**, saving you loads of time when faced with limited to no marketing resources. HelloWoofy.com also provide **real-time statistics and analysis of media efforts** via analytics to help you maximize your exposure and grow your business. ✅


The solution
Engines
Artificial Intelligence
Platform Compliance
Predictive Linguistics
Colorblind Support
1st Party Data
Post Schedule Optimization
Natural Language Processing
Voice Assist
Vision/Object Detection

With the support of a **leading patent filing corporate law firm**, Woofy, Inc., was able to **file for multiple patents and a "deferred basis"** in order to secure it's intellectual property quickly and efficiently. 📝


"Emojis in a tweet can increase engagement by 25.4% and emojis in a
Facebook post can increase the number of likes by 57% [...]"
Add URL for quote suggestions
Hashtags
Find trending hashtags and store frequently used hashtags too!
#PORTLANDPROTEST
#BLACKCATAPPRECIA...
#ISMORESATISF
#CLEVSIND
#D23EXPO
#LIESOFLEAVIN
Emojis
Post Date
Post Now
Schedule Post
Upload Post

👉 EmojiData.ai: Programmatic Emoji + Word Autocompl Database and API 💻

Over **300,000 API calls are made globally on a monthly basis** using the HelloWoofy.com's technology built in-hous Below is an example of real time usage of emojis across the world as a result of EmojiData.ai's (**a product by HelloWo analysis of which emojis are used** most but most importantly **driving most engagement**. Future updates will incluc details leading to even better data driven insights / decisions.

Real Time Global Emoji Usage for Driving Engagement Based on Data Driven Insight Pending





emojidata™
a helloWoofy project
300,000 API Calls a Month (and growing)
World's first programmatic emoji database + API
Contextually find relevant emojis and words in real time
Watch Video
Home
Blog
Client Login / Sign
Real Time Use of Emojis Across Globe
Analysis of words, hashtags, sentiment and more around the use of emojis. Unprecedented data driven insights for driving engagements. Powered by EmojiData.ai.
I love you tab
emojidata.ai

The team behind HelloWoofy.com **designed several layers of unique data science technologies** including an API t **customers to type and see recommendations of the best words, emojis and hashtags** that would go well with th real time. ⌨️



35M Data Points

Millions of contextually relevant data points influence cutting edge recommendations



Over 2900 Emojis

Thousands of emojis analyzed for best in class suggestion for any use case



Cutting Edge AI

AI driven, you can be certain you have the power of 100s of human beings at your finger tips



Drive Real I

Research indicates emojis in most cases double digit upli engagemen

It then became apparent that other **enterprises could benefit from this API** as well who would **pay on an API call b** providers, newsletter creation platforms, note taking apps etc). Hence, the team launched, under HelloWoofy.com, a **Sa API call based product** offering called EmojiData.ai geared towards **platforms and ad agencies** looking to create cu to provide their user base of customers and clients with **positive ROI driving capabilities**.

👉 Woofy.ai: Visual Search Engine (Lead Generation for HelloWoofy.com) 🔍

Visually find the **most relevant hashtags, emojis, words and images that go well with your social post**. This is a v our back end technology turned into a search engine that powers part of the HelloWoofy.com marketing platform.

Review:

1. ✅ HelloWoofy is a marketing platform driven by data science
2. ✅ Woofy.ai is a visual search engine that provides lead generation for the main platform
3. ✅ EmojiData.ai is an enterprise facing API platform allowing companies to autocomplete with English words as v programmatic recommendations that are contextually relevant

Product

👉 Simple, smart + effective ✅


Discover trending and new content from publications all over the worl
Let Woofy give recommendations for quotes from articles and more
Woofy Beta
HOME
DISCOVER
LIBRARY
CALENDAR
ANALYTICS
SETTINGS
My calendar
Discover
Recommended
New Topics
Trending
Search
All Topics
Accessories
Accommodations
Animals
Art
Business
Add Topic
YC-backed startup Binks can ship custom-made clothing to Indian women in just three days
DISRUPT
San Francisco 2018
Tech companies get a reprieve thanks to a reversal from the President on tariffs
TechCrunch
What do you want to say?
I love you tab
Quotes
Add URL for quote suggestions
Autocom social po saving y and effo
45+ Publications from all over the world at your finger tips!

HelloWoofy.com (with over **103,105 lines of code** written) makes creating and managing your **social media marketi easy and intelligently driven**. In just three simple steps, we can help autocomplete posts, suggest engaging emojis, relevant hashtags, and identify copyright free images to accompany your posts--all in one **powerful dashboard**. Hello

engine helps predict and create the messages you want to send, thereby **saving you time and optimizing your c**
can focus on running your business. 👍



How do smart campaigns work?
1
You:
Add Content to Library
Woofy will:
· Analyze Content
· Suggest Hashtags
· Run visual object detection
· Complete your sentences
· Prevent duplication in content
· Woofy safeguards via a screener (copy/graphics)
2
You:
Ask Woofy to Start Campaign
Woofy will:
· Ask for dates
· Auto-Detect patterns in schedule
· Prevent duplication in content
· Woofy safeguards via a screener (copy/graphics)
3
You:
Analyze data from campaigns
Woofy will:
· Continuously learn from your posts
· Alert you of any issues
· Suggest new content

Compliance engine analyzes content preventing duplicity at scale - patent pending





Library Similarity Engine is Analyzing Content
#Winners "Book your tickets here." https://techcrunch.com/2019/07/26/emergences-jason-green
joins-tc-sessions-enterprise-this-september/ #Competition
This post is similar to what you have posted within the last 60 days. The similarity is:
Library 30%
Facebook 10%
Instagram 8%
Linkedin 21%
Twitter 20%
Category: Tips
"By signing off on this merger, the Justice Department has done nothing to remedy the short- an
long-term harms the loss of an independent Sprint will create for U.S. wireless users,"
https://abcnews.go.com/Technology/wireStory/justice-department-oks-mobiles-265b-sprint-deal
64588467 #Tmobile



Why Woofy Artificial Intelligence

Technology powerful enough to make relevant content suggestions by learning the content you are posting. Yup, Woofy learns new tricks.



Compliance Marketing Engine

A mighty engine that prevents damaging, redundant and unwanted content from being posted. It continuously scans your library for compliance and makes appropriate suggestions as necessary.



Voice Assist

Start a marketing campaign simply using your voice! Innovative built-in voice assist allows you to command your campaigns, create content, and navigate the platform by simply speaking.



Collaboration

Executing campaigns with your team is easy. Set permissions, receive feedback, share with client, and keep your campaigns moving with flexible team collaboration functions.



NLP text detection, smart hashtag suggestion, and relevant emoji recommendation second 🚀

What do you want to say?

Setting politics aside, Sequoia raises $3.4 billion for US and China investments
https://techcrunch.com/2019/12/03/setting-politics-aside-sequoia-raises-3-4-billion-for-us-and-china-investme

investments in realtime [tab]

194

Quotes

"It's a sign that when valuations are concerned (ByteDance alone is now worth $78 billion, according
some reports), investors can overlook the potential political pitfalls of dealing with China."

+ add to post

Hashtags   URL Related

#BUSINESS   #BUSINESSFINANCE   #CHINA   #DEALS

#FIRM   #GROWTH   #INDUSTRIAL   #INVESTMENTS

Emojis

Category   Upload Posts Files



AI detection of brands, objects in uploaded images, graphic art for relevant #hashta



Google Chrome extension (going beyond):

HelloWoofy.com launched a Google Chrome extension to allow customers to not only **add content directly into the s**
BUT also **autocomplete** emails, newsletters, blog posts and more **with the best words and emojis...anywhere on t**


Woofy for Chrome
AI for emojis, words and more..
Autocomplete
turn off for mail.google.com
Emoji suggestions
double click to replace word
All emojis
Single Post
Add to Library
my account
New Message
Recipients
Subject
This is amazing. How are you?
Thanks,
Arjun Rai :)
Founder and CEO, HelloWoofy.com / Woofy.ai
Sans Serif
Send
emoj

🔬Research indicates use of emojis drive double digit upl engagement







"Emojis in a tweet can **increase engagement by 25.4%** and emojis in a facebook post can and the number of comment **increase the number of likes by 57%** and shares by 33%."

Hubspot Research Article







"48% of respondents [...] say they are mor likely to follow a brand on social media if it uses emojis, while **44% claim to be more likely to purchase products** that a advertised using emojis."

Adobe Emoji Trend Report, July 2019



Example of the EmojiData.ai dashboard for enterprise marketers

Global insights on emojis that:

- Are most frequently used 📱
- When they are used (predicting trends, sentiment and more soon) ⏰
- Are most engaging (likes, comments etc) 😍
- and more unprecedented data! 🚀



Internal research at HelloWoofy.com:

According to the Adobe Emoji Trend Report (see above), **emojis used in an email subject line drive upwards of 64**
engagement. Moreover, internal email newsletter campaigns from HelloWoofy.com indicate the **use of emojis has dr**
100% uplifts in engagement when comparing subject lines without emojis versus three subject lines with 1-4 emoji
Having the ability to **place emojis contextually relevant to ANY set of words** a customer types would give any mark

leading advantage. HelloWoofy.com and EmojiData.ai allow customers to do just that without the need to go through 3
an endless effort to find the **perfect combination**. 📶


Use of Emoji in Real World
Use Cases: Woofy Newsletters
Subject: 🚀✌️ Hellowoofy.com and Woofy.ai Launches!Plus MarTech Expert, Joins Advisory Board. 😍
Open rate
29.7%
Audience average 26.9%
Industry average (Software and Web App) 13.8%
Subject: 🚀 Secret is out, for $6/m, get back over 10 hours a wee
launches a Limited Pre Order Campaign. Claim your seat today!
Open rate
Audience average
Industry average (Software and Web App)
Subject: Do you want more traffic and revenue?
Open rate
14.6%
Audience average 13.8%
Industry average (Software and Web App) 13.8%
Subject: ❤️👍 Autocomplete Your Social Posts with Woofy's Lates
Linguistics Engine! 😱🆒
Open rate
Audience average
Industry average (Software and Web App)

Review:

1. ✅ Research by Hubspot and Adobe indicate use of emojis drive double digit uplifts in engagement
2. ✅ Preliminary research by HelloWoofy.com shows 100% uplift in engagement on email open rates
3. ✅ Google Chrome extension allows customers to autocomplete and see emoji recommendations when typing a internet
4. ✅ HelloWoofy.com dashboard automatically prevents customers from posting too similar or duplicated content t considered "spam"
5. ✅ 103,105 lines of code written within a full stack environment

Traction

👉 Empowering marketers worldwide 🌎

Woofy has a **unique and proprietary technology** that allows customers to build smarter, data driven and optimized ca work with **over 1050+ B2B customers** around the globe 🌎 and have over **6,000 leads** for new customers in our pip As of Q4 2019, we realized over **$30,000 in sales**.

Combined, our customers have **added 16,000+ posts into their libraries**, launched **hundreds of posts / campaign over 5,000 categories within their libraries** in a matter of just a few weeks.

Additionally, our efforts to gather resources from leading enterprises have resulted in over **$135,000 in combined re** Google's Cloud Computing Platform and Microsoft's Azure platform). The company also has **full business or develop**

access to all major social media platforms in addition to other supporting technology APIs.

On the business development side, HelloWoofy.com is in **multiple strategic talks with enterprises for HelloWoofy.c** science driven marketing platform) and **EmojiData.ai** (programmatic **autocomplete and emoji recommendation en**

HelloWoofy.com has also **filed for two patents** to protect it's data science engines, unique technology research and c efforts.



On November 25, 2019, HelloWoofy.com launched a **major collaboration effort with AppSumo**, a leading distributio SaaS companies, targeting **over 850,000 potential customers**. The following video was created by the team to highl of HelloWoofy.com.

Other Strategic Business Development / Partnership Efforts:



Strategic Business Developmen
and Technology Collaborations
Microsoft
$30,000 Credits
Direct conversation with head of artificial intelligence and head of Microsoft Azure product lines for resources, personnel and engineering guidance.
Google Cloud Platform
$100,000 Credits
Instagram
LinkedIn
designbold
crello
Member of organization behind the standards for emoji useage in texting on all digital devices. Our focus on the use of emojis for double digit marketing uplift in engagement via Woofy.ai technology makes this opportunity vital for long term growth.
unicode
APPSUMO
850,000 Potential Customers
#1 Daily Deals Site for Early Adopters
VENDASTA
Global Reseller
2M Small Businesses
10,700 Resellers
#DMWF
SOCIAL MEDIA STRATEGIES SUMMIT
SOCIAL MEDIA DAY

Startup Competitions:

- Won 1st place at "Pitch Night NYC"
- Won 1st place at "Entre Startup Competition at Microsoft NYC HQ"

1st Place WINNER
Best Startup Presentation
ENTRE
Microsoft
ENTRE PRESENTS
STARTUP PITCH NIGHT
$1000 CASH PRIZE & MORE
BREX

Press mentions:









Review:

1. ✅ AppSumo campaign launched to over 850,000 potential customers
2. ✅ 1050+ current B2B customers
3. ✅ $30,000+ sales in Q4 2019
4. ✅ 6,000 leads identified around the globe
5. ✅ Over 16,000 posts added by customers to HelloWoofy.com
6. ✅ $135,000 combined technology resources from Microsoft/Google
7. ✅ EmojiData.ai API platform launched for enterprises
8. ✅ Fully launched data science driven marketing platform launched, HelloWoofy.com
9. ✅ Strategic partnerships formed with leading marketing conferences for little to no cost
10. ✅ 2 patents and 4 trademarks filed

Customers

👉 Entrepreneurs and marketers looking to up their socia marketing game



HelloWoofy.com helps hundreds of entrepreneurs and marketers enhance their **social media marketing efforts thro driven decisions**. With HelloWoofy.com's AI technology and intuitive analytics, the platform is able to **help customers what resonates with their followers** and how to further **improve their content and social media marketing effort** grow. While the platform works well for small to medium sized businesses and advertising agencies, our **technology c anyone build smarter, more effective content driven campaigns at scale** with magical ease.


Our Customer Bas
Grew By:
OMG!
920%
Q4 2019
Any marketer's best friend. [...] Hello
has great potential. [...] First and fore
the support by its founder Arjun
jumped on a conf call to help me out
a minor issue which was solved
before our call. I don't normally
product reviews, but I am doing an ex
tion for this one.
Super vibrant interface
Has got everything I WANT...
super recommended
Use AI in social media mar-
keting [...]. Its AI features are
pretty fun to play with and it
save you time when it
posts for







your social media.

930+ B2B Customers and Growin
Social Media Managers
Ned Donovan
Ali Mahvan
Brands and Small Business
CLOUD SOFTWARE ASSOCIATION
Social Media Agencies
DIGITIDE
TRIANGLE SOCIAL MEDIA
DAN NW


"The Woofy team ran the social media at The Small Business WebSummit [...]. Using the Woofy app,they managed to turn our intimate 300-person event into a Twitter trending topic. Those are some incredible results; I literally did not believe it until I saw it. But wow, they did it."
Sunir Shah
President
Cloud Software Association
"Woofy makes it easy to discover new content, plan over multiple client accounts with an easy-to-use and intuitive calendar interface. Easily avoid the 'duplicate posting errors' with their inline editing tools which offer unique content [and] retrieval options to enhance the quality of content being curated to make it your own."
Dan Woerheide
Managing Director, StartupGrind
Founder, DanWoerheide Coach
"This application is just what we were looking for: a quick, intuitive and efficient way to connect all our social media and our workgroup (teamwork) thanks to a multi-functional calendar. An extra gear is given by the 'Discover' section, which allows you to stay up-to-date and to republish content customized by yourselves. Just what was missing! [...] now we can no longer do without it."
Leda Di Marti
Founder, LDM
Fashion Stylist and Designer
"I am really liking the discover [section] feature!"
Justin Williams
Co-Founder
Digitide

👉 EmojiData.ai: platforms looking to offer ROI increasing solutions to their customers

Platforms such as email providers or newsletter creation solutions would benefit from our API based product. Program suggesting the best words and emojis to use within content creation processes **positions** HelloWoofy.com **in a uniqu the global marketplace as a next generation technology and data science provider**. 🌎

Review:

1. ✅ 1050+ B2B customers on board and growing
2. ✅ HelloWoofy.com caters to social media managers, advertising agencies, influencers, small to medium sized bus
3. ✅ EmojiData.ai caters to enterprises such as email providers, newsletter creation solutions, note taking apps and r (autocomplete with the best words in English and contextually relevant emojis in real time

Business Model

👉 75%+ average gross margin on sales

Our **business model is simple**. We provide a **SaaS based monthly, 6 months or yearly plans** to our customers at H as well as API Call based pricing on a monthly basis for EmojiData.ai. Our smart technology streamlines a lot of the co platform, allowing us to makes on average $600/year per customer (when a customer purchases a $49/m plan). Additi efficiency also stems from utilizing **a full service server backend provided by Google Cloud Computing with near credits** from inception. With an annual churn rate of 12.5%, we predict earning 75% margin on sales annually.



Review:

1. ✅ SaaS based pricing for HelloWoofy.com at $49/mo. with an introductory free tier

2. ✅ Google Chrome extension at $5/mo. for free tier customers or free when customers pay $49/mo.

3. ✅ Current churn 12.5%

4. ✅ LTV $808.70

5. ✅ 75%+ gross margins

Market

👉 $19B+ industry 💰

In today's world, most **digital first businesses**, and in many cases traditional enterprises, **drive traffic to their online using some sort of social media**. With **billions of people on social media**, it only makes sense an affordable and da solution that makes it easier for businesses to reach their customers organically would allow them to be more success bottom line. That's HelloWoofy.com. Period. 📈

The market for **social media advertising is exploding and is expected to be a $19B industry by 2020**. 💸



Unique Offering:

HelloWoofy.com with it's **unique approach, price point and data science driven technologies** (i.e. autocomplete fe
words) provides customers in markets, where english may not be the main speaking language, the **ability to confiden**
english based marketing posts. Other platforms mostly catering to english speaking markets are unable to follow thr
their lack of intelligent predictive technology. 🌟

Review:

1. ✅ HelloWoofy.com uniquely positioned with its data science technology to compete against established compe
countries where English isn't a first language
2. ✅ Over 6,000 leads identified across the world (social media agencies, social media managers, etc. catering to c
predominantly within English speaking markets)
3. ✅ $19B+ global market and growing rapidly

Competition

👉 HelloWoofy is a blend of AI, data science and the huma element 📈

Woofy has taken the best of what exists today, re-conceived it, and powered it to the next level with **smart AI driven te**
Through our predictive linguistics and compliance engines, we are able to help people **build smart campaigns** that a
the data and engagement of their audience. Furthermore, english based autocomplete technology allows marketing
non english speaking countries to **compete with other competitors driven by data**.


Competition
#1 Software for Social Marketers Woofy, Inc.
Woofy 2.0
Hootsuite
buffer
MeetEdgar
Social Media Management
Desktop Dashboard
Infographic/Visual Analytics
Mobile App
Recurrence/Automation
AI/ML/Compliance Engines
1St Party Data Insights/Trends
Voice Assist/Colorblind Support
Basic Plans
$49 - $129
$29 - $129
$10 - $199
$49

See how Woofy stacks up against the competition over on our 👉 blog.

Review:

1. ✅ HelloWoofy.com uniquely positioned with its data science technology to compete against established compe countries where English isn't a first language
2. ✅ Pricing competitive with closest competitor and more premium than largest competitor within our industry pr more data science driven capabilities

Vision

👉 Giving every business owner a fighting chance 👊

We've been working on developing and testing our product to meet the needs of our target customers. By **reaching o** we plan to **invest capital towards improving our smart data science technology**, **expanding our team**, and to foc the 6,000 business leads in our pipeline to paid customers. We also aim to **expand our product offering** and leverage we've developed to develop an **AI driven paid ads solution**, further **enhance AI recommendations** for content (incl suggestions for best words, emojis and hashtags) and more.

👉 Reimagining the future of affordable data science-driv marketing 💯

- SEO
- Copywriting

- Paid
- Insights
- and more...

Roadmap



Customer level AI recommendation

1. Improved content suggestio
2. Increased accuracy of word/
hashtag suggestions
3. Enhanced image detection
image based hashtag suggest
4. and more.

2019



Paid Marketing Visual and Data Science Driven

1. Expansion efforts based on B2B customer requests for a data science and visually driven paid ads platform
2. Leveraging patent pending tech for simplifying processes behind paid ads
3. Growth: paid ads based ad agencies

2020



Growth of EmojiData.ai: 25+ Platform Integrations

1. First 25 platforms integrated with EmojiData.ai API (i.e. email providers, newsletter creation solutions etc)
2. 1B data points analyzed from 35M driving unprecedented word, emoji and hashtag recommendations





HelloWoofy.com 15,000 Customers

By Q4 of 2020, HelloWoofy.com expects to grow to:
1. 15,000 customers
2. Churn rate below 10%
3. LTV expected to 2-3x
4. and more



Series A Funding

1. Further capital and resources to support growth expansion needs of the business via Series A.
2. Growth within the HelloWoofy.com marketing platform and EmojiData.ai





API based businesses
2021

Investors

👉 To date, we have raised 💰

1. $372,500 from VCs and Angel Investors

2. $165k from Founder and CEO

🤝 Top tier investors and strategic advisors on board

Investors and advisors come with corporate **Fortune 500 level experience and connections** furthering HelloWoofy.c EmojiData.ai's mission, business development efforts and capital raise efforts to name a few key advantages.

Investors and Advisors
QUAKE
1517
Bonnie Halper
Editor in Chief, StartupOneStop.com
Advisor
Content/Communications/ Human Resources
Steve Hayden
Former Vice Chairman and CCO, Ogilvy Worldwide
Investor
Marketing/Branding/Biz Dev
Jodie Green
Founder, Little Dragon Digital
Advisor and Investor
Strategy/PR/Marketing
Roger Mari
Founder, Marion an
Legal Counse
Legal/Finance/Investor
Beier Cai
Founding Lead Engineer, Hootsuite
Founder, Commit
Advisor
Engineering/Data Science
Michael Donnelly
Managing Director, Lighthouse Labs LLC.,
Investor and Advisor
Partnerships, Agency Relations and Marketing
Scott Kallick
Business Coach
Investor
Strategy, Culture and HR

Review:

1. ✅ Top tier investors and strategic advisors on board

Founders







The Experts
Arjun Rai
Founder + CEO, Investor
9+ Years Startup/Tech/Product/
Investor Relations Experience
BS: Entrepreneurship/ Small
Business
Michal Lyskawinski
AI/ML Lead
5+ Years Financial Engineering
MS: ML/Computer
Vision
Ana Batista
Lead UI/UX Designer
7+ Years Design Experience
BA: Arts + Advertising
MA: Visual Design
Full time: Supported by a team of engineers
(1 front end, 2 back end), 1 project manager,
2 junior data scientists and 1 senior data scientist
Freelancers: On as needed basis team of 1 gr
designer, 1 copywriter, 1 web developer, 1 vi
animator and 4 research analysts

Podcast interviews of Founder and CEO:



✅ PLEASE NOTE: Parts of this **campaign page** were **written by way of Woofy's autocomplete technology** to pred
and emojis would do best as the writer typed in real time. Including **this very paragraph** you just read here. 🤓

Team

	Arjun Rai	Founder + CEO	👉 4x Entrepreneur. Designer. (Techie. Hustler. 🚀
	Michal Lyskawinski	Head of AI and ML	
	Ana Batista	Lead AI Designer and Creative	
	Steve Hayden	Angel Investor	
	Roger Marion	Legal Counsel	

	Ramon Ray	Advisor
	Jodie Green	Angel Investor and Advisor
	Glenn Argenbright	VC Investor
	Danielle and Michael at 1517 Fund	VC Investor
	Bonnie Halper	Advisor
	Beier Cai	Advisor
	John Bednarz	IP Attorney
	Amber , Cat	Chief Meow Officer
	Buel , Dog	Chief Woof Officer
	Coal , Cat	Chief Purr Officer
	Michael Donnelly	Investor and Advisor
	Scott Kallick	Investor

Perks

$100	Shoutout by the founder on Twitter
$500	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide
$1,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile 5 years of premium subscription to HelloWc ($3000 value)
$5,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile Lifetime premium subscription to HelloWoc ($9000+ value)
$10,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile Lifetime enterprise subscription to HelloWo ($18000+ value) Listing on website as "investor"
$25,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile Lifetime enterprise subscription to HelloWo ($18000+ value) Option to join as an "advisor" Dinner with Founder at the next closing o round

FAQ

Which social media platforms does HelloWoofy.com support?	Great question. At HelloWoofy.com we support: Facebook (Pages and Groups) Linked In (Profile and Pages) Twitter Pages Instagram Profiles
What are some goals for HelloWoofy.com in 2020?	Thanks for asking. Our goals as shown above under the "Vision" section indic intend on further developing our sales efforts to reach a goal of 15,000 users year in addition to enterprise clients for the API business at EmojiData.ai.

When will an Android app be available for HelloWoofy?	Good question. We're looking at releasing an accompanying android app sim star reviewed instagram app sometime in Q1 of 2020. We'd love your feedbac thoughts as we release items from our roadmap!
Do you support Instagram posting?	Yes we do! We've built an accompanying iOS app that will allow you to post af scheduling your optimized and curated content on desktop at HelloWoofy.cor click click and you're done!
Where is your team based?	Our team is global just like our ambitions! Our full stack team is based in Ukra data science team is based in India, our lead designer is based in Spain while and Head of AI are based in the New York City area. We also have a team of fr all over the world that assist with graphics, video editing, SEO, copywriting etc
How do you differentiate between your competitors?	We love to say that we highly respect our competitors for creating an industry businesses HOWEVER, being just a social media scheduler isn't enough. HelloWoofy.com is entirely a ground up categorically new approach to enhan optimizing, curating and scheduling social media posts (and soon other mark related efforts) that combine data science with an intuitive visual interface...A business can use to get ahead.
How many users do you currently have?	Thanks for asking. As of Dec 21, 2019 we have over 1050 customers that are as well as free (and we hope to convert a large portion of the free tiers into pa of 2020).
How do you give recommendations based on AI and Data Science?	Amazing question. While our approach is proprietary we use a combination o different algorithms to give recommendations in real time of the best words, f emojis and images to use. In addition, we also are now providing this approac API that platforms at the enterprise level could use for their own products and an API call basis. Other data science driven tech includes various levels of na language processing (NLP), object detection etc. to define terms found within words, images etc. to generate quotes, hashtags and more. Happy to answer specific questions on this as well as the patent filings we have submitted to p HelloWoofy.com's intellectual property.

Why are you raising capital?

Good question. First and foremost, thank you for considering to invest in our l
little startup looking to take on the world of marketing driven by data science

We are raising capital to further prove our premise that data driven marketing
within social media marketing) is needed for all types of businesses not just t
ones with unlimited marketing budgets. Small to medium sized businesses h
to making data driven decisions from which words to use, which hashtags wil
traffic to which emojis are contextually relevant and engaging and much muc

The funding will go towards additional research, product development and fu
our customer based both on the HelloWoofy.com side as well as the API that
recently released for enterprises to utilize and pay on an API call basis, Emojil

You can learn more about our use of proceeds in our Form C. We look forwar
collaborating!

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a
investment here.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

WOOFY INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Woofy Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a

number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)	If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)	**Liquidity Event**.

(i)	If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)	If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)	**Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)	**Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

<p align="center">(Signature page follows)</p>

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

WOOFY
By:
Name: Arjun Rai
Title: President & Director
Address: 26 West 61st, Fifth Floor, New York, New York 10023
Email: arjun@hellowoofy.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Woofy Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                             LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

Problem (Text appear on screen)

Social media marketing solutions for most small to medium sized businesses has looked, well like this...old, clunky and completely outdated.

You, the entrepreneur, the underdog, the one who takes the risk...this kind of DNA has been the very foundation that pushes the limits of civilization. Without it, we wouldn't be where we are today, as a society.

The ability to take an idea, sell it, and improve someone else's life as a result of your hard work.....it's what makes being an entrepreneur...worth it.

But for far too long small and medium sized businesses have been forced to fend for themselves...we say you deserve better…using data science we've created a categorically new digital platform that strips away the gruntwork in social media marketing so you can focus on not only your current customers BUT have time to find news ones.

Make decisions with data...no more "winging it"...utilize cutting edge tools designed for YOUR needs at a price point YOU can afford...versus pricing ONLY your large competitors with unlimited marketing budgets can afford.

My guess is you're the kind of person that wants to take your business to the next level. Am I right? The problem is what you're using to drive traffic and leads to your business is kinda a thing of the past...social media schedulers weren't designed to be intelligent...they just simply schedule. I'd bet if you had a social media manager that just took your social media posts then pasted them into a scheduler without any effort to optimize it and prayed it worked...you'd probably want to find someone more driven and honestly intelligent, right? This is what's happening inside millions of businesses around the world.

Solution (Text appear on screen)

Inside HelloWoofy, as you type your social media post you will automatically see recommendations for the best words to use in order to autocomplete your post but also see contextually relevant emojis out of thousands of options potentially driving unprecedented levels of engagement (according to research, in some cases upwards of 64% uplift)...This is especially powerful for marketers not speaking English as a first language. Imagine the power of an English speaking copywriter at your fingertips...AI at its finest. Moreover, posting articles and blog posts from the Discover section, or using your own URLs, is easier than ever...HelloWoofy will generate automagically quotes directly from the source without you ever leaving the platform.

When you're done optimizing the text with the best words, emojis and hashtags...we even suggest hashtags found within your graphics or photos that may go well. All of this cutting edge insight, based on 35M data points we found in order to drive data driven recommendations just for you (plus, it's visual and easy to use!). We even have a global real time emoji ticker that's analyzing continuously which emojis are the most popular, used with which topics, which hashtags and more. So, does your marketing platform or social media scheduler do even a fraction of this making you money, working hard while you sleep?

Finally, gone are the days of "did I post this already?" or "When did I talk about this topic before" because built from the ground up is a compliance engine that makes sure you never duplicate (or add a content too similar) that may gets you in trouble with social media platforms. Each post is given a similarity score making sure you are always taken care of intelligently so fresh content comes out of your smart library at all times...just a sample of a that "someone" you'd probably want that's more driven and honestly intelligent...you'll be wondering why was it so hard to do effective social media marketing before...finding, writing, optimizing, scheduling, and analyzing the content, oh boy...you get the idea...you are right...there is an easier way and we thought so as well that's where HelloWoofy comes to the rescue just like your best friend...

Soon, you'll be able to take this technology across the internet with the HelloWooy google chrome extension...autocomplete words and emojis in emails, newsletters, note taking apps and more!

Vision (Text appear on screen)

Hello, my name is Arjun Rai. I too came from nothing and built businesses with my very own hands. We built the platform you see before you with the very mindset you had when you started your business. The very determination you had, when you decided to make a dent in the universe. We do this because you deserve more.

So give us a chance to prove that marketing can be data driven, intelligent and most importantly, affordable for ALL business owners around the world.